BG Medicine, Inc.

610 Lincoln Street North

Waltham, Massachusetts 02451

December 10, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Damon Colbert

Re:	BG Medicine, Inc.

Registration Statement on Form S-1

File No. 333-164574

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, BG Medicine, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-164574), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. (Washington, D.C. time) on December 14, 2010, or as soon thereafter as practicable. Under separate cover, you will receive a letter from the managing underwriter of the proposed offering joining in the Registrant’s request for acceleration of the effectiveness of the Registration Statement.

The Registrant hereby acknowledges that:

(i)	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please call Scott Samuels or William Whelan, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (617) 542-6000 with any comments or questions regarding this matter.

Very truly yours, BG Medicine, Inc.

By:	/s/ Michael Rogers
Name: Michael Rogers Title: Executive Vice President, Chief Financial Officer and Treasurer

cc:	Securities and Exchange Commission

John Reynolds, Esq.

James Lopez, Esq.

BG Medicine, Inc.

Pieter Muntendam, M.D.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William T. Whelan, Esq.

Scott A. Samuels, Esq.

Dewey & LeBoeuf LLP

Donald J. Murray, Esq.